UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2020

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Third Quarter 2020 Consolidated Results
2.	Third Quarter 2020 Consolidated Earnings Results Presentation

Item 1

Report of 3Q2020 consolidated results Information reported in Ps billions(1) and under IFRS (1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States.. As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Bogotá, November 18th, 2020. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income for 3Q2020 of Ps 690.9 billion or $31.0 pesos per share. ROAE was 13.6% and ROAA was 1.5% for the quarter.

Key results of the quarter:

•	Aval´s consolidated assets grew by 22% in the last twelve months to COP 334 trillion.

•	Consolidated gross loans grew in the last twelve months to COP 210 trillion, or 17%.

•	Consolidated deposits grew by approximately 25% in the last twelve months to COP 217 trillion.

•	As a substantial amount of loans that were granted relief came out of the relief period during the third quarter, the 30 days past due loan portfolio deteriorated by 110 basis points, concentrated in the consumer loan portfolio 30 day past due loans, which increased approximately 188 bps

•	Aval continues to book the loan provisions necessary to cover the estimated final tally of loans affected by the Covid-19 pandemic; therefore, cost of risk remained high during the quarter at 2.9% when compared to 2.5% during the same quarter of last year.

•	As a result of an aggressive cost of funds strategy, NIM on loans during the quarter was 5.8%, unchanged when compared to the previous quarter. However NIM on loans was approximately 60 bps lower than a year before. Total NIM decreased almost 20 bps during the quarter, driven by a 110 bps decrease in NIM on investments.

•	As Covid-19 related quarantines in the different countries where Aval operates are beginning to be lifted, gross fee income from banking activities increased more than 15% when compared to the second quarter of 2020; however, this number was still 7.5% lower than a year ago. Consequently, total gross fee Income was up 14% versus the previous quarter and down almost 5% versus a year ago.

•	Primarily because of the return to normality in the construction of Corficolombiana’s infrastructure projects, income from Aval’s non-financial sector operations increased significantly by almost 210% when compared to the first quarter of 2020; this number was also 11% higher versus the same quarter of 2019.

•	An aggressive cost containment program resulted in an improvement of Aval’s efficiency, on a cost to assets basis, of 10 bps during the quarter and 80 bps when compared to the same quarter during 2019.

•	We continue to observe strong funding and liquidity positions, as evidenced by the Deposits/Net Loans ratio of 1.07x and the Cash/Deposits ratio of 18%.

•	As a result, net income for the quarter was COP 691 billion (year to date net income of COP 1.71 trillion), ROAA was 1.5% and ROAE was 13.6%.

2

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Bogotá, November 18th, 2020. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income for 3Q2020 of Ps 690.9 billion or $31.0 pesos per share. ROAE was 13.6% and ROAA was 1.5% for the quarter.

	COP $tn	3Q19	2Q20	3Q20	3Q20 vs 3Q19	3Q20 vs 2Q20
Balance Sheet	Gross Loans	$ 179.3	$ 209.3	$ 210.0	17.2%	0.4%
	Deposits	$ 174.0	$ 212.2	$ 217.1	24.7%	2.3%
	Deposits/Net Loans	1.00 x	1.04 x	1.07 x	0.07 x	0.03 x

Loan Quality	90 days PDLs / Gross Loans	3.3%	3.0%	3.2%	(5) bps	21 bps
	Allowance/90 days PDLs	1.53 x	1.53 x	1.48 x	-0.06 x	-0.05 x
	Cost of risk	2.5%	3.1%	2.9%	42 bps	(18) bps

Profitability	Net interest margin	5.7%	5.3%	5.1%	(60) bps	(21) bps
	Fee income Ratio	24.7%	21.4%	21.2%	(347) bps	(21) bps
	Efficiency Ratio	47.9%	51.3%	44.0%	(389) bps	(737) bps
	Attributable net income	$ 0.74	$ 0.32	$ 0.69	-7.0%	113.7%
	ROAA	2.0%	0.8%	1.5%	(48) bps	70 bps
	ROAE	15.8%	6.6%	13.6%	(224) bps	700 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Cash and cash equivalents	27,332.7	40,109.2	39,012.4	-2.7%	42.7%
Trading assets	9,298.4	11,204.1	10,544.5	-5.9%	13.4%
Investment securities	24,550.6	33,302.6	35,710.4	7.2%	45.5%
Hedging derivatives assets	27.8	129.0	35.1	-72.8%	26.1%
Total loans, net	174,429.7	203,303.0	202,591.1	-0.4%	16.1%
Tangible assets	9,010.3	9,437.8	9,395.2	-0.5%	4.3%
Goodwill	7,676.3	8,236.5	8,405.5	2.1%	9.5%
Concession arrangement rights	6,987.6	8,154.6	8,451.5	3.6%	20.9%
Other assets	14,533.9	19,086.7	19,719.4	3.3%	35.7%
Total assets	273,847.3	332,963.5	333,865.1	0.3%	21.9%
Trading liabilities	832.2	1,196.5	1,381.2	15.4%	66.0%
Hedging derivatives liabilities	115.3	310.6	191.6	-38.3%	66.2%
Customer deposits	174,048.0	212,216.0	217,117.8	2.3%	24.7%
Interbank borrowings and overnight funds	5,721.8	11,004.5	8,364.4	-24.0%	46.2%
Borrowings from banks and others	22,633.3	26,570.5	23,546.5	-11.4%	4.0%
Bonds issued	21,457.1	28,829.1	29,510.9	2.4%	37.5%
Borrowings from development entities	3,674.8	4,103.0	3,990.0	-2.8%	8.6%
Other liabilities	13,002.0	14,572.4	14,337.4	-1.6%	10.3%
Total liabilities	241,484.5	298,802.7	298,439.8	-0.1%	23.6%
Equity attributable to owners of the parent	19,314.3	19,939.8	20,812.7	4.4%	7.8%
Non-controlling interest	13,048.5	14,221.0	14,612.6	2.8%	12.0%
Total equity	32,362.8	34,160.8	35,425.3	3.7%	9.5%
Total liabilities and equity	273,847.3	332,963.5	333,865.1	0.3%	21.9%

Consolidated Statement of Income	3Q19	2Q20	3Q20	Δ
Interest income	4,942.1	5,199.9	5,108.8	-1.8%	3.4%
Interest expense	2,112.8	2,246.4	2,079.5	-7.4%	-1.6%
Net interest income	2,829.3	2,953.6	3,029.3	2.6%	7.1%
Loans and other accounts receivable	1,189.3	1,642.1	1,615.3	-1.6%	35.8%
Other financial assets	1.3	43.6	12.8	-70.7%	N.A.
Recovery of charged-off financial assets	(101.8)	(56.0)	(89.4)	59.7%	-12.2%
Net impairment loss on financial assets	1,088.8	1,629.6	1,538.7	-5.6%	41.3%
Net interest income, after impairment losses	1,740.5	1,323.9	1,490.7	12.6%	-14.4%
Net income from commissions and fees	1,355.2	1,094.5	1,267.3	15.8%	-6.5%
Gross profit from sales of goods and services	661.5	239.4	734.2	N.A.	11.0%
Net trading income	481.3	(93.6)	201.3	N.A	-58.2%
Net income from other financial instruments mandatory at FVTPL	55.2	59.7	59.7	0.0%	8.1%
Total other income	104.8	853.2	679.5	-20.4%	N.A.
Total other expenses	2,626.0	2,621.6	2,625.4	0.1%	0.0%
Net income before income tax expense	1,772.5	855.6	1,807.2	111.2%	2.0%
Income tax expense	446.5	214.6	565.5	163.5%	26.7%
Net income for the period	1,326.0	641.0	1,241.7	93.7%	-6.4%
Non-controlling interest	582.8	317.6	550.8	73.4%	-5.5%
Net income attributable to owners of the parent	743.2	323.3	690.9	113.7%	-7.0%

Key ratios	3Q19	2Q20	3Q20	YTD 2019	YTD 2020
Net Interest Margin(1)	5.6%	5.0%	4.9%	5.6%	5.1%
Net Interest Margin (including net trading income)(1)	5.7%	5.3%	5.1%	5.7%	5.1%
Efficiency ratio(2)	47.9%	51.3%	44.0%	46.0%	47.3%
ROAA(3)	2.0%	0.8%	1.5%	2.1%	1.4%
ROAE(4)	15.8%	6.6%	13.6%	17.0%	11.4%

90 days PDL / Gross loans (5)	3.3%	3.0%	3.2%	3.3%	3.2%
Provision expense / Average gross loans (6)	2.5%	3.1%	2.9%	2.2%	2.8%
Allowance / 90 days PDL (5)	1.53	1.53	1.48	1.53	1.48
Allowance / Gross loans	5.0%	4.6%	4.7%	5.0%	4.7%
Charge-offs / Average gross loans (6)	2.0%	1.8%	2.7%	2.2%	2.2%

Total loans, net / Total assets	63.7%	61.1%	60.7%	63.7%	60.7%
Deposits / Total loans, net	99.8%	104.4%	107.2%	99.8%	107.2%
Equity / Assets	11.8%	10.3%	10.6%	11.8%	10.6%
Tangible equity ratio (7)	8.9%	7.6%	7.9%	8.9%	7.9%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,285.0	935.0	891.0	1,285.0	891.0
Preferred share price (EoP)	1,300.0	830.0	898.0	1,300.0	898.0
BV/ EoP shares in Ps.	866.9	894.9	934.1	866.9	934.1
EPS	33.4	14.5	31.0	104.1	76.9

P/E (8)	9.7	14.3	7.2	9.4	8.8
P/BV (8)	1.5	0.9	1.0	1.5	1.0

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Statement of Financial Position Analysis

1.	Assets

Total assets as of September 30th, 2020 totaled Ps 333,865.1 billion showing an increase of 21.9% versus September 30th, 2019 and of 0.3% versus June 30th, 2020. Growth in assets was mainly driven by (i) an 16.1% year over year growth in total loans, net to Ps 202,591.1 billion,(ii) a 42.7% year over year growth in cash and cash equivalents to Ps 39,012.4 billion and (iii) a 45.5% yearly growth for investment securities to Ps 35,710.4 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 17.8% versus September 30th, 2019 and -0.8% versus June 30th, 2020; for total loans, net growth would have been 12.0% versus September 30th, 2019 and -1.4% versus June 30th, 2020; for cash and cash equivalents 36.5% and -4.1%; and for investment securities growth would have been 40.8% versus September 30th, 2019 and 6.1% versus June 30th, 2020.

Multi Financial Group contributed with Ps. 19.3 trillion in assets (USD 5.0 billion).

1.1	Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 17.2% between September 30th, 2019 and September 30sth, 2020 to Ps 210,027.5 billion (13.1% excluding FX) mainly driven by (i) a 18.2% increase in Commercial loans to Ps 117,186.3 billion (15.1% excluding FX), (ii) a 12.2% increase in Consumer loans to Ps 66,513.4 billion (7.9% excluding FX), (iii) a 27.1% increase in Mortgages loans to Ps 25,954.0 billion (19.5% excluding FX).

Multi Financial Group contributed with Ps. 13.1 trillion in gross loans (USD 3.4 billion). Ps. 7.2 trillion in commercial loans (USD 1.9 billion), Ps. 3.1 trillion in consumer loans (USD 0.8 billion) and Ps. 2.7 trillion in mortgages loans (USD 0.7 billion).

Interbank & overnight funds decreased by 39.2% to Ps 2,512.1 billion (-42.4% excluding FX) during the last twelve months.

Loss allowance was Ps 9,948.6 billion as of September 30th, 2020 taking net loans to Ps 202,591.1 billion.

Total loans, net	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Gross loans
Commercial loans	99,107.2	118,617.5	117,186.3	-1.2%	18.2%
Consumer loans	59,306.0	65,122.3	66,513.4	2.1%	12.2%
Mortgages loans	20,425.3	25,168.6	25,954.0	3.1%	27.1%
Microcredit loans	413.5	384.4	373.8	-2.8%	-9.6%
Gross loans	179,252.0	209,292.9	210,027.5	0.4%	17.2%
Interbank & overnight funds	4,133.1	3,585.4	2,512.1	-29.9%	-39.2%
Total gross loans	183,385.1	212,878.3	212,539.7	-0.2%	15.9%
Loss allowance	(8,955.3)	(9,575.2)	(9,948.6)	3.9%	11.1%
Allowance for impairment of commercial loans	(4,909.8)	(5,212.3)	(4,794.7)	-8.0%	-2.3%
Allowance for impairment of consumer loans	(3,604.2)	(3,843.9)	(4,547.6)	18.3%	26.2%
Allowance for impairment of mortgages	(352.3)	(429.6)	(494.6)	15.1%	40.4%
Allowance for impairment of microcredit loans	(89.2)	(89.5)	(111.7)	24.8%	25.2%
Total loans, net	174,429.7	203,303.0	202,591.1	-0.4%	16.1%

5

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	3Q19	2Q20	3Q20	D
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
General purpose	68,939.2	81,815.3	82,341.5	0.6%	19.4%
Working capital	15,611.5	21,197.9	18,987.3	-10.4%	21.6%
Financial leases	10,313.0	10,747.4	10,930.4	1.7%	6.0%
Funded by development banks	3,347.5	3,950.9	3,932.9	-0.5%	17.5%
Overdrafts	587.3	635.5	726.7	14.4%	23.7%
Credit cards	308.7	270.5	267.5	-1.1%	-13.3%
Commercial loans	99,107.2	118,617.5	117,186.3	-1.2%	18.2%
Payroll loans	25,794.0	28,630.9	29,765.7	4.0%	15.4%
Personal loans	10,585.9	11,451.6	11,430.0	-0.2%	8.0%
Credit cards	16,477.3	17,095.3	17,261.5	1.0%	4.8%
Automobile and vehicle	5,936.4	7,447.8	7,524.0	1.0%	26.7%
Financial leases	271.4	287.3	297.9	3.7%	9.8%
Overdrafts	96.4	80.6	84.7	5.1%	-12.2%
Other	144.5	128.8	149.6	16.2%	3.6%
Consumer loans	59,306.0	65,122.3	66,513.4	2.1%	12.2%
Mortgages	18,932.6	23,510.1	24,232.1	3.1%	28.0%
Housing leases	1,492.7	1,658.5	1,722.0	3.8%	15.4%
Mortgages loans	20,425.3	25,168.6	25,954.0	3.1%	27.1%
Microcredit loans	413.5	384.4	373.8	-2.8%	-9.6%
Gross loans	179,252.0	209,292.9	210,027.5	0.4%	17.2%
Interbank & overnight funds	4,133.1	3,585.4	2,512.1	-29.9%	-39.2%
Total gross loans	183,385.0	212,878.3	212,539.7	-0.2%	15.9%

Over the last twelve months, payroll loans have driven our loan portfolio growth in accordance with our banks’ strategies.

In Colombia, gross loans increased by 7.9% during the last twelve months and decreased 0.7% during the quarter. As for Central America, loans and receivables grew by 37.0% between September 30th, 2019 and September 30th, 2020 and 2.3% in the last quarter; when excluding FX, growth would have been 23.2% and -0.6%, respectively.

Commercial loans grew by 18.2% over the year and -1.2% in the last quarter. In Colombia, commercial loans increased by 8.2% annually and decreased 2.5% over the quarter. As for Central America, commercial loans grew by 48.8% over the year and 1.9% in the last quarter; when excluding FX, growth in Central America would have been 33.8% and -1.0%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by payrolls loans. In Colombia, Consumer loans grew by 6.5% during the last twelve months and 2.1% between June 30th, 2020 and September 30th, 2020. Growth of our Central American operations was 22.4% over the year and 2.2% in the last quarter, excluding FX, growth would have been 10.1% during the last twelve months and -0.6% in the quarter.

6

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in all loan categories (commercial loans grew 10.3%, consumer loans grew 6.5% and mortgages grew 15.9%) .

Gross loans / Bank ($)	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Banco de Bogotá	117,072.5	141,757.5	143,624.6	1.3%	22.7%
Domestic	59,936.0	65,237.0	65,374.3	0.2%	9.1%
Central America	57,136.6	76,520.5	78,250.3	2.3%	37.0%
Banco de Occidente	30,245.4	33,942.2	33,191.1	-2.2%	9.7%
Banco Popular	19,881.6	21,469.1	21,315.5	-0.7%	7.2%
Banco AV Villas	11,804.1	12,051.4	11,841.5	-1.7%	0.3%
Corficolombiana	1,871.8	1,821.3	1,803.6	-1.0%	-3.6%
Eliminations	(1,623.5)	(1,748.7)	(1,748.8)	0.0%	7.7%
Gross loans	179,252.0	209,292.9	210,027.5	0.4%	17.2%
Interbank & overnight funds	4,133.1	3,585.4	2,512.1	-29.9%	-39.2%
Total gross loans	183,385.1	212,878.3	212,539.7	-0.2%	15.9%

Gross loans / Bank (%)	3Q19	2Q20	3Q20

Banco de Bogotá	65.3%	67.7%	68.4%
Domestic	33.4%	31.2%	31.1%
Central America	31.9%	36.6%	37.3%
Banco de Occidente	16.9%	16.2%	15.8%
Banco Popular	11.1%	10.3%	10.1%
Banco AV Villas	6.6%	5.8%	5.6%
Corficolombiana	1.0%	0.9%	0.9%
Eliminations	-0.9%	-0.8%	-0.8%
Gross loans	100%	100%	100%

Of the total gross loans, 62.6% are domestic and 37.4% are foreign. In terms of gross loans (excluding interbank and overnight funds), 62.7% are domestic and 37.3% are foreign (reflecting the Central American operations).

Gross loans	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Domestic
Commercial loans	74,591.9	82,806.2	80,711.6	-2.5%	8.2%
Consumer loans	38,303.8	39,985.9	40,812.4	2.1%	6.5%
Mortgages loans	8,806.2	9,595.8	9,879.4	3.0%	12.2%
Microcredit loans	413.5	384.4	373.8	-2.8%	-9.6%
Interbank & overnight funds	2,075.0	1,471.4	1,222.0	-17.0%	-41.1%
Total domestic loans	124,190.4	134,243.7	132,999.2	-0.9%	7.1%
Foreign
Commercial loans	24,515.2	35,811.2	36,474.7	1.9%	48.8%
Consumer loans	21,002.2	25,136.4	25,701.0	2.2%	22.4%
Mortgages loans	11,619.2	15,572.8	16,074.6	3.2%	38.3%
Microcredit loans	-	-	-	-	-
Interbank & overnight funds	2,058.1	2,114.0	1,290.2	-39.0%	-37.3%
Total foreign loans	59,194.6	78,634.5	79,540.5	1.2%	34.4%
Total gross loans	183,385.1	212,878.3	212,539.7	-0.2%	15.9%

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

The quality of our loan portfolio deteriorated during the quarter driven by the end of the credit reliefs mainly in the retail segment.

Our 30 days PDL to total loans closed 3Q20 in 5.2%, compared to 4.1% in 2Q20 and 4.5% in 3Q19. The ratio of 90 days PDL to total loans was 3.2% for 3Q20, compared to 3.0% for 2Q20 and 3.3% in 3Q19. Finally, the ratio of CDE Loans to gross loans was 7.3% in 3Q20, 6.8% in 2Q20, and 7.2% in 3Q19.

Commercial loans 30 days PDL ratio was 4.7% for 3Q20, 4.1 for 2Q20 and 4.3% for 3Q19; 90 days PDL ratio was 3.7%, 3.6% and 3.7%, respectively. Consumer loans 30 days PDL ratio was 5.7% for 3Q20, 3.8% for 2Q20 and 4.9% for 3Q19; 90 days PDL ratio was 2.4%, 2.0%, and 2.7%, respectively. Mortgages’ 30 days PDL ratio was 5.7% for 3Q20, 4.4% for 2Q20, and 4.8% for 3Q19; 90 days PDL ratio was 2.9%, 2.7% and 2.7%, respectively.

Total gross loans	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
''A'' normal risk	160,892.9	188,606.9	187,840.7	-0.4%	16.7%
''B'' acceptable risk	5,376.2	6,491.7	6,934.6	6.8%	29.0%
''C'' appreciable risk	5,368.6	6,562.8	7,518.4	14.6%	40.0%
''D'' significant risk	4,335.2	3,875.4	4,616.5	19.1%	6.5%
''E'' unrecoverable	3,279.1	3,756.1	3,117.4	-17.0%	-4.9%
Gross loans	179,252.0	209,292.9	210,027.5	0.4%	17.2%
Interbank and overnight funds	4,133.1	3,585.4	2,512.1	-29.9%	-39.2%
Total gross loans	183,385.1	212,878.3	212,539.7	-0.2%	15.9%

CDE loans / gross loans (*)	7.2%	6.8%	7.3%

Past due loans	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Performing	94,889.8	113,778.3	111,687.5	-1.8%	17.7%
Between 31 and 90 days past due	578.7	574.4	1,131.4	97.0%	95.5%
+90 days past due	3,638.6	4,264.8	4,367.3	2.4%	20.0%
Commercial loans	99,107.2	118,617.5	117,186.3	-1.2%	18.2%
Performing	56,416.8	62,647.4	62,734.1	0.1%	11.2%
Between 31 and 90 days past due	1,289.4	1,198.3	2,192.3	83.0%	70.0%
+90 days past due	1,599.8	1,276.6	1,587.0	24.3%	-0.8%
Consumer loans	59,306.0	65,122.3	66,513.4	2.1%	12.2%
Performing	19,448.4	24,050.9	24,480.6	1.8%	25.9%
Between 31 and 90 days past due	423.6	435.0	730.6	68.0%	72.5%
+90 days past due	553.4	682.8	742.8	8.8%	34.2%
Mortgages loans	20,425.3	25,168.6	25,954.0	3.1%	27.1%
Performing	341.7	333.2	296.9	-10.9%	-13.1%
Between 31 and 90 days past due	18.0	4.6	36.6	N.A.	104.0%
+90 days past due	53.8	46.7	40.3	-13.7%	-25.1%
Microcredit loans	413.5	384.4	373.8	-2.8%	-9.6%
Gross loans	179,252.0	209,292.9	210,027.5	0.4%	17.2%
Interbank & overnight funds	4,133.1	3,585.4	2,512.1	-29.9%	-39.2%
Total gross loans	183,385.1	212,878.3	212,539.7	-0.2%	15.9%

30 Days PDL / gross loans (*)	4.5%	4.1%	5.2%
90 Days PDL / gross loans (*)	3.3%	3.0%	3.2%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval’s coverage over its 90 days PDL was 1.5x for 3Q20, 2Q20 and 3Q19. Allowance to CDE Loans was 0.7x for 3Q20, 2Q20 and 3Q19, and allowance to 30 days PDL was 0.9x for 3Q20, 1.1x for 2Q20 and 3Q19. Impairment loss, net of recoveries of charged off assets to average gross loans was 2.9% in 3Q20, 3.1% in 2Q20 and 2.5% in 3Q19. Charge-offs to average gross loans was 2.7% in 3Q20, 1.8% in 2Q20, and 2.0% in 3Q19.

Total gross loans	3Q19	2Q20	3Q20

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 days PDL	1.1	1.1	0.9
Allowance for impairment / 90 days PDL	1.5	1.5	1.5
Allowance for impairment / gross loans (*)	5.0%	4.6%	4.7%

Impairment loss / CDE loans	0.4	0.5	0.4
Impairment loss / 30 days PDL	0.6	0.8	0.6
Impairment loss / 90 days PDL	0.8	1.0	1.0
Impairment loss / average gross loans (*)	2.7%	3.2%	3.1%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.5%	3.1%	2.9%

Charge-offs / average gross loans (*)	2.0%	1.8%	2.7%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2	Investment securities and trading assets

Total investment securities and trading assets increased 36.7% to Ps 46,255.0 billion between September 30th, 2019 and September 30th, 2020 and 3.9% versus June 30th, 2020. Ps 39,106.9 billion of our total portfolio is invested in debt securities, which increased by 36.8% between September 30th, 2019 and September 30th, 2020 and by 4.2% since June 30th, 2020. Ps 5,962.7 billion of our total investment securities is invested in equity securities, which increased by 29.5% between September 30th, 2019 and September 30th, 2020 and by 6.1% versus June 30th, 2020.

Multi Financial Group contributed with Ps. 4.6 trillion of investment and trading assets (USD billion).

Investment and trading assets	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Debt securities	5,351.7	5,600.7	4,793.5	-14.4%	-10.4%
Equity securities	3,291.2	4,234.8	4,565.8	7.8%	38.7%
Derivative assets	655.4	1,368.5	1,185.3	-13.4%	80.8%
Trading assets	9,298.4	11,204.1	10,544.5	-5.9%	13.4%
Investments in debt securities at FVTPL (non compliant with SPPI test)	35.8	8.8	8.1	-7.9%	-77.3%
Debt securities at FVOCI	20,150.3	27,001.1	28,879.6	7.0%	43.3%
Equity securities at FVOCI	1,313.3	1,384.8	1,396.9	0.9%	6.4%
Investments in securities at FVOCI	21,463.6	28,386.0	30,276.5	6.7%	41.1%
Investments in debt securities at AC	3,051.1	4,907.8	5,425.8	10.6%	77.8%
Investment and trading assets	33,848.9	44,506.7	46,255.0	3.9%	36.7%

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 4.8% for 3Q20, 6.6% for 2Q20 and 5.4% in 3Q19.

1.3	Cash and Cash Equivalents

As of September 30th, 2020 cash and cash equivalents had a balance of Ps 39,012.4 billion showing an increase of 42.7% versus September 30th, 2019 and decreasing 2.7% versus June 30th, 2020 (36.5% and -4.1% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 18.0% at September 30th, 2020, 18.9% at June 30th, 2020, and 15.7% at September 30th, 2019.

1.4	Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30th, 2020 reached Ps 18,395.3 billion, increasing by 16.6% versus September 30th, 2019 and 3.0% versus June 30th, 2020.

Goodwill as of September 30th, 2020 was Ps 8,405.5 billion, increasing by 9.5% versus September 30th, 2019 and increasing 2.1% versus June 30th, 2020, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of September 30th, 2020 reached Ps 9,989.8 billion and grew by 23.3% versus September 30th, 2019 and 3.8% versus June 30th, 2020.

2.	Liabilities

As of September 30th, 2020 funding represented 94.7% of total liabilities and other liabilities represented 5.3%.

2.1	Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 282,529.6 billion as of September 30th, 2020 showing an increase of 24.2% versus September 30th, 2019 and a decreased of -0.1% versus June 30th, 2020 (20.2% and -1.1% excluding FX). Total customer deposits represented 76.8% of total funding as of the end of 3Q20, 75.1% for 2Q20 and 76.5% for 3Q19.

Multi Financial Group contributed with Ps. 17.1 trillion in total funding (USD 4.4 billion). Average cost of funds was 2.9% for 3Q20, 3.3% for 2Q20 and 3.8% for 3Q19.

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

2.1.1	Customer deposits

Customer deposits	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Checking accounts	16,298.7	25,290.1	24,378.5	-3.6%	49.6%
Other deposits	412.0	499.8	534.2	6.9%	29.7%
Non-interest bearing	16,710.7	25,789.9	24,912.8	-3.4%	49.1%
Checking accounts	23,398.4	26,486.3	28,088.8	6.1%	20.0%
Time deposits	76,164.2	86,638.2	88,167.3	1.8%	15.8%
Savings deposits	57,774.6	73,301.6	75,949.0	3.6%	31.5%
Interest bearing	157,337.2	186,426.2	192,205.1	3.1%	22.2%
Customer deposits	174,048.0	212,216.0	217,117.8	2.3%	24.7%

Of our total customer deposits as of September 30th, 2020 checking accounts represented 24.2%, time deposits 40.6%, savings accounts 35.0%, and other deposits 0.2%.

Multi Financial Group contributed with Ps. 11.9 trillion in deposits (USD 3.1 billion).

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Banco de Bogotá	116,875.0	148,550.2	151,864.1	2.2%	29.9%
Domestic	60,497.2	67,964.0	67,321.6	-0.9%	11.3%
Central America	56,377.8	80,586.2	84,542.5	4.9%	50.0%
Banco de Occidente	27,763.8	30,764.9	33,009.3	7.3%	18.9%
Banco Popular	17,355.9	21,579.6	20,190.4	-6.4%	16.3%
Banco AV Villas	11,347.5	12,821.0	12,988.9	1.3%	14.5%
Corficolombiana	4,189.0	4,765.1	4,834.0	1.4%	15.4%
Eliminations	(3,483.3)	(6,264.7)	(5,768.8)	-7.9%	65.6%
Total Grupo Aval	174,048.0	212,216.0	217,117.8	2.3%	24.7%

Deposits / Bank (%)	3Q19	2Q20	3Q20
Banco de Bogotá	67.2%	70.0%	69.9%
Domestic	34.8%	32.0%	31.0%
Central America	32.4%	38.0%	38.9%
Banco de Occidente	16.0%	14.5%	15.2%
Banco Popular	10.0%	10.2%	9.3%
Banco AV Villas	6.5%	6.0%	6.0%
Corficolombiana	2.4%	2.2%	2.2%
Eliminations	-2.0%	-3.0%	-2.7%
Total Grupo Aval	100.0%	100.0%	100.0%

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

2.1.2	Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2020 borrowings from banks and other totaled Ps 27,536.5 billion, showing an increase of 4.7% versus September 30th, 2019 and a decrease of 10.2% versus June 30th, 2020. Excluding FX, borrowings from banks and other increased 0.5% versus September 30th, 2019 and decreased 11.3% versus June 30th, 2020.

2.1.3	Bonds issued

Total bonds issued as of September 30th, 2020 totaled Ps 29,510.9 billion and increased 37.5% versus September 30th, 2019 and 2.4% versus June 30th, 2020. Excluding FX, bonds increased 36.7% versus September 30th, 2019 and 1.9% versus June 30th, 2020.

3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of September 30th, 2020 non-controlling interest was Ps 14,612.6 billion which increased by 12.0% versus September 30th, 2019 and 2.8% versus June 30th, 2020. Total non- controlling interest represents 41.2% of total equity as of 3Q20, compared to 41.6% in 2Q20 and 40.3% in 3Q19. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	0	0
Corficolombiana	38.6%	38.6%	39.6%	95	95

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá.

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2020 was Ps 20,812.7 billion, showing an increase of 7.8% versus September 30th, 2019 and a increase of 4.4% versus June 30th, 2020.

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 3Q20 of Ps 690.9 billion showed a 7.0% decrease versus 3Q19 and a 113.7% increase versus 2Q20.

Consolidated Statement of Income	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Interest income	4,942.1	5,199.9	5,108.8	-1.8%	3.4%
Interest expense	2,112.8	2,246.4	2,079.5	-7.4%	-1.6%
Net interest income	2,829.3	2,953.6	3,029.3	2.6%	7.1%
Loans and other accounts receivable	1,189.3	1,642.1	1,615.3	-1.6%	35.8%
Other financial assets	1.3	43.6	12.8	-70.7%	N.A.
Recovery of charged-off financial assets	(101.8)	(56.0)	(89.4)	59.7%	-12.2%
Net impairment loss on financial assets	1,088.8	1,629.6	1,538.7	-5.6%	41.3%
Net income from commissions and fees	1,355.2	1,094.5	1,267.3	15.8%	-6.5%
Gross profit from sales of goods and services	661.5	239.4	734.2	N.A.	11.0%
Net trading income	481.3	(93.6)	201.3	N.A	-58.2%
Net income from other financial instruments mandatory at FVTPL	55.2	59.7	59.7	0.0%	8.1%
Total other income	104.8	853.2	679.5	-20.4%	N.A.
Total other expenses	2,626.0	2,621.6	2,625.4	0.1%	0.0%
Net income before income tax expense	1,772.5	855.6	1,807.2	111.2%	2.0%
Income tax expense	446.5	214.6	565.5	163.5%	26.7%
Net income for the period	1,326.0	641.0	1,241.7	93.7%	-6.4%
Non-controlling interest	582.8	317.6	550.8	73.4%	-5.5%
Net income attributable to owners of the parent	743.2	323.3	690.9	113.7%	-7.0%

1.	Net Interest Income

Net interest income	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Interest income
Commercial	1,860.1	1,963.6	1,895.0	-3.5%	1.9%
Interbank and overnight funds	141.4	43.7	61.2	40.1%	-56.7%
Consumer	2,236.8	2,374.0	2,352.6	-0.9%	5.2%
Mortgages and housing leases	413.6	466.1	472.5	1.4%	14.2%
Microcredit	26.4	22.5	24.1	7.0%	-8.9%
Loan portfolio	4,678.3	4,870.0	4,805.4	-1.3%	2.7%
Interests on investments in debt securities	263.8	330.0	303.4	-8.0%	15.0%
Total interest income	4,942.1	5,199.9	5,108.8	-1.8%	3.4%
Interest expense
Checking accounts	108.3	81.7	81.2	-0.6%	-25.1%
Time deposits	930.9	968.9	944.0	-2.6%	1.4%
Savings deposits	374.1	422.4	351.6	-16.8%	-6.0%
Total interest expenses on deposits	1,413.4	1,473.0	1,376.7	-6.5%	-2.6%
Interbank borrowings and overnight funds	95.9	97.7	64.3	-34.2%	-33.0%
Borrowings from banks and others	263.6	242.3	222.2	-8.3%	-15.7%
Bonds issued	305.7	397.8	387.1	-2.7%	26.6%
Borrowings from development entities	34.3	35.7	29.3	-18.0%	-14.7%
Total interest expenses on financial obligations	699.4	773.4	702.8	-9.1%	0.5%
Total interest expense	2,112.8	2,246.4	2,079.5	-7.4%	-1.6%
Net interest income	2,829.3	2,953.6	3,029.3	2.6%	7.1%

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 7.1% to Ps 3,029.3 billion for 3Q20 versus 3Q19 and increased 2.6% versus 2Q20. The increase versus 3Q19 was derived from a 3.4% increase in total interest income and a 1.6% decrease in total interest expense.

Our Net Interest Margin(1) was 5.1% for 3Q20, 5.3% in 2Q20 and 5.7% in 3Q19. Net Interest Margin on Loans was 5.8% for 3Q20 and 2Q20, and 6.4% in 3Q19. On the other hand, our Net Investments Margin was 1.8% in 3Q20, 2.9% in 2Q20 and 2.3% in 3Q19.

In our Colombian operations, our Net Interest Margin was 5.0% for 3Q20, 4.9% for 2Q20, and 5.3% for 3Q19. Net Interest Margin on Loans was 5.6% for 3Q20, 5.3% in 2Q20 and 5.9% in 3Q19. On the other hand, our Net Investments Margin was 2.3% in 3Q20 versus 3.4% in 2Q20 and 2.2% in 3Q19.

In our Central American operations, our Net Interest Margin was 5.3% for 3Q20, 6.0% in 2Q20 and 6.6% in 3Q19. Net Interest Margin on Loans was 6.1% for 3Q20, 6.8% in 2Q20 and 7.3% in 3Q19. On the other hand, our Net Investments Margin was 0.8% for 3Q20, 1.5% in 2Q20 versus 2.4% in 3Q19.

2.	Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 41.3% to Ps 1,538.7 billion for 3Q20 versus 3Q19 and decreased 5.6% versus 2Q20.

Net impairment loss on financial assets	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Loans and other accounts receivable	1,189.3	1,642.1	1,615.3	-1.6%	35.8%
Other financial assets	1.3	43.6	12.8	-70.7%	N.A.
Recovery of charged-off financial assets	(101.8)	(56.0)	(89.4)	59.7%	-12.2%
Net impairment loss on financial assets	1,088.8	1,629.6	1,538.7	-5.6%	41.3%

Our annualized gross cost of risk was 3.1% for 3Q20, 3.2% for 2Q20 and 2.7% for 3Q19. Net of recoveries of charged-off assets our ratio was 2.9% for 3Q20, 3.1% for 2Q20 and 2.5% for 3Q19.

(1)	Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 4.9% for 3Q20, 5.0% for 2Q20 and 5.6% for 3Q19.

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

3.	Non-interest income

Total non-interest income	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Income from commissions and fees
Banking fees(1)	1,112.6	893.5	1,029.2	15.2%	-7.5%
Trust activities	87.1	78.9	91.2	15.6%	4.7%
Pension and severance fund management	279.6	260.9	287.8	10.3%	2.9%
Bonded warehouse services	39.8	35.0	37.8	8.0%	-5.2%
Total income from commissions and fees	1,519.2	1,268.3	1,445.9	14.0%	-4.8%
Expenses from commissions and fees	164.0	173.7	178.6	2.8%	8.9%
Net income from commissions and fees	1,355.2	1,094.5	1,267.3	15.8%	-6.5%

Income from sales of goods and services	2,381.0	1,528.3	2,268.0	48.4%	-4.7%
Costs and expenses from sales of goods and services	1,719.5	1,288.9	1,533.8	19.0%	-10.8%
Gross profit from sales of goods and services	661.5	239.4	734.2	206.7%	11.0%

Net trading income	481.3	(93.6)	201.3	N.A	-58.2%
Net income from other financial instruments mandatory at FVTPL	55.2	59.7	59.7	0.0%	8.1%

Other income
Foreign exchange gains (losses), net	(207.8)	557.7	221.8	-60.2%	-206.7%
Net gain on sale of investments and OCI realization	118.9	106.2	312.7	194.4%	163.1%
Gain on the sale of non-current assets held for sale	5.6	6.6	8.8	32.8%	57.0%
Income from non-consolidated investments(2)	68.3	43.4	55.3	27.5%	-19.0%
Net gains on asset valuations	4.8	(1.8)	(4.4)	138.2%	-191.9%
Other income from operations	115.1	141.1	85.3	-39.6%	-25.9%
Total other income	104.8	853.2	679.5	-20.4%	N.A.

Total non-interest income	2,658.0	2,153.3	2,942.0	36.6%	10.7%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1	Net income from commissions and fees

Net income from commissions and fees decreased by 6.5% to Ps 1,267.3 billion for 3Q20 versus 3Q19 but increased 15.8% in the quarter. Income from commissions and fees decreased by 4.8% to Ps 1,445.9 billion in 3Q20 versus 3Q19 but increased 14.0% in the quarter. Excluding FX, net income from commissions decreased 11.2% and increased 17.2%, respectively. In Colombia, net income from commissions and fees decreased by 6.8% over the last year but increased 16.5% over the quarter. In Central America, net income from commissions and fees decreased by 6.1% over the last year and increased 14.9% over the quarter; excluding FX, net income decreased by 16.0% over the last year and increased 18.1% during the quarter.

3.2	Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 11.0% to Ps 734.2 billion for 3Q20 versus 3Q19 mainly driven by infrastructure, and 206.7% versus 2Q20. due to the recovery of energy & gas and infrastructure sectors.

15

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

3.3	Net trading income

Net trading income	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Trading investment income	153.0	316.8	211.4	-33.3%	38.1%
Net income (loss) on financial derivatives	250.1	(364.0)	(49.6)	-86.4%	-119.8%
Other trading income on derivatives	78.2	(46.4)	39.5	-185.1%	-49.5%
Net trading income	481.3	(93.6)	201.3	N.A	-58.2%

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4	Other income

Total other income for 3Q20 totaled Ps 679.5 billion mainly driven by net gain on sale of investments and OCI realization.

4.	Other expenses

Total other expenses for 3Q20 totaled Ps 2,625.4 billion remaining flat annually and quarterly (-4.4% and 1.4% excluding FX). Our efficiency ratio measured as total other expenses to total income was 44.0% in 3Q20, 51.3% in 2Q20 and 47.9% in 3Q19. The ratio of annualized total other expenses as a percentage of average total assets was 3.1% in 3Q20, 3.2% in 2Q20 and 3.9% in 3Q19.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 37.7% in 3Q20, 47.4% in 2Q20 and 43.7% in 3Q19. The ratio of annualized total other expenses as a percentage of average total assets was 2.7% in 3Q20, 2.8% in 2Q20 and 3.4% in 3Q19.

In Central America, our efficiency ratio measured as total other expenses to total income, was 55.2% in 3Q20, 57.8% in 2Q20 and 56.1% in 3Q19. The ratio of annualized total other expenses as a percentage of average total assets was 3.9% in 3Q20, 4.0% in 2Q20 and 5.1% in 3Q19.

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 3Q20, non-controlling interest in the income statement was Ps 550.8 billion, showing an 5.5% decrease versus 3Q19 and an 73.4% increase versus 2Q20. The ratio of non-controlling interest to income before non-controlling interest was 44.4% in 3Q20, 49.6% in 2Q20 and 44.0% in 3Q19.

16

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval’s consolidated financial statements by geography

Grupo Aval Acciones y Valores S.A. - Colombian Operation

Financial Statements Under Full IFRS

Information in Ps. Billions

		3Q19	2Q20	3Q20	Δ
					3Q20 vs. 2Q20	3Q20 vs. 3Q19
	Gross loans and receivables	122,115.4	132,772.4	131,777.2	-0.7%	7.9%
	Total assets	188,873.0	213,888.5	212,516.0	-0.6%	12.5%
	Customer deposits	117,670.2	131,629.9	132,575.3	0.7%	12.7%
	Total liabilities	171,479.7	197,380.3	193,772.0	-1.8%	13.0%
	Net income for the period	996.0	401.7	968.5	141.1%	-2.8%
	Net income attributable to owners of the parent	516.4	158.9	503.1	N.A.	-2.6%

			YTD 2019	YTD 2020	Δ
					2020 vs. 2019
	Net income for the period		3,146.6	2,272.1	-27.8%
A	Net income attributable to owners of the parent		1,676.1	1,057.2	-36.9%

	Leasing Bogotá Panamá S.A.(1)
	Financial Statements Under IFRS
	Information in Ps. Billions
		3Q19	2Q20	3Q20	Δ
					3Q20 vs. 2Q20	3Q20 vs. 3Q19
	Gross loans and receivables	57,136.6	76,520.5	78,250.3	2.3%	37.0%
	Total assets	84,974.3	119,075.0	121,349.1	1.9%	42.8%
	Customer deposits	56,377.8	80,586.2	84,542.5	4.9%	50.0%
	Total liabilities	70,004.8	101,422.4	104,667.8	3.2%	49.5%
	Net income for the period	330.0	239.3	273.2	14.2%	-17.2%
	Net income attributable to owners of the parent	226.8	164.5	187.8	14.2%	-17.2%

			YTD 2019	YTD 2020	Δ
					2020 vs. 2019
	Net income for the period		935.7	956.4	2.2%
B	Net income attributable to owners of the parent		643.1	657.3	2.2%
A+B	Net income attributable to owners of the parent		2,319.3	1,714.5	-26.1%

(1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations

17

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,660.2 billion (Ps 530.0 billion of bank debt and Ps 1,130.2 billion of bonds denominated in Colombian pesos) as of September 30th 2020. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of September 30th, 2020 the total amount outstanding (including interests payable) of such bonds was USD 2.0 billion, or Ps 7,723.9 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 3,773.1 billion of total liquid assets, a total gross indebtedness of Ps 9,384.1 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 5,611.0 billion as of September 30th, 2020. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,468.1 billion in other loans to subsidiaries and investments in AT1 instruments of Ps 2,010.0 billion.

Total liquid assets as of September 30, 2020
Cash and cash equivalents	2,722.5
Fixed income investments	320.0
Callable Senior loans to subsidiaries	730.6
Total liquid assets	3,773.1

Maturity schedule of our combined gross debt (Ps Billions)

As of September 30th, 2020 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.20x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Double leverage (1)	1.14x	1.20x	1.20x	0.00	0.06
Net debt / Core earnings (2)(3)	2.7x	3.3x	3.5x	0.24	0.77
Net debt / Cash dividends (2)(3)	3.2x	4.3x	4.6x	0.27	1.43
Core Earnings / Interest Expense (2)	5.5x	3.9x	4.1x	0.20	-1.39

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic and Multi Financial Group operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contact

Alejo Sánchez García

Strategic Planning and Investor Relations Manager Tel: +571 241 9700 x23422

E-mail: asanchez@grupoaval.com

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Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q19	2Q20	3Q20	Δ
				3Q20 vs. 2Q20	3Q20 vs. 3Q19

Cash and cash equivalents	27,332.7	40,109.2	39,012.4	-2.7%	42.7%
Investment and trading assets
Debt securities	5,351.7	5,600.7	4,793.5	-14.4%	-10.4%
Equity securities	3,291.2	4,234.8	4,565.8	7.8%	38.7%
Derivative assets	655.4	1,368.5	1,185.3	-13.4%	80.8%
Trading assets	9,298.4	11,204.1	10,544.5	-5.9%	13.4%
Investments in debt securities at FVTPL (non compliant with SPPI test)	35.8	8.8	8.1	-7.9%	-77.3%
Investments in securities at FVOCI	21,463.6	28,386.0	30,276.5	6.7%	41.1%
Investments in debt securities at AC	3,051.1	4,907.8	5,425.8	10.6%	77.8%
Investment securities	24,550.6	33,302.6	35,710.4	7.2%	45.5%
Hedging derivatives assets	27.8	129.0	35.1	-72.8%	26.1%
Gross loans
Commercial loans	103,240.2	122,202.9	119,698.4	-2.0%	15.9%
Commercial loans	99,107.2	118,617.5	117,186.3	-1.2%	18.2%
Interbank & overnight funds	4,133.1	3,585.4	2,512.1	-29.9%	-39.2%
Consumer loans	59,306.0	65,122.3	66,513.4	2.1%	12.2%
Mortgages loans	20,425.3	25,168.6	25,954.0	3.1%	27.1%
Microcredit loans	413.5	384.4	373.8	-2.8%	-9.6%
Total gross loans	183,385.1	212,878.3	212,539.7	-0.2%	15.9%
Loss allowance	(8,955.3)	(9,575.2)	(9,948.6)	3.9%	11.1%
Total loans, net	174,429.7	203,303.0	202,591.1	-0.4%	16.1%
Other accounts receivable, net	10,827.4	13,548.9	14,235.4	5.1%	31.5%
Non-current assets held for sale	98.6	441.1	416.3	-5.6%	N.A.
Investments in associates and joint ventures	990.3	999.5	1,026.8	2.7%	3.7%
Own-use property, plant and equipment for own-use and given in operating lease, net	5,786.4	6,070.0	6,110.2	0.7%	5.6%
Right-of-use assets	2,176.0	2,328.0	2,233.4	-4.1%	2.6%
Investment properties	945.2	927.8	934.5	0.7%	-1.1%
Biological assets	102.8	112.0	117.1	4.5%	13.9%
Tangible assets	9,010.3	9,437.8	9,395.2	-0.5%	4.3%
Goodwill	7,676.3	8,236.5	8,405.5	2.1%	9.5%
Concession arrangement rights	6,987.6	8,154.6	8,451.5	3.6%	20.9%
Other intangible assets	1,116.4	1,465.8	1,538.3	4.9%	37.8%
Intangible assets	15,780.4	17,856.9	18,395.3	3.0%	16.6%
Current	704.5	1,142.2	782.1	-31.5%	11.0%
Deferred	408.4	949.8	1,168.1	23.0%	186.0%
Income tax assets	1,112.9	2,092.0	1,950.2	-6.8%	75.2%
Other assets	388.3	539.5	552.3	2.4%	42.2%
Total assets	273,847.3	332,963.5	333,865.1	0.3%	21.9%
Trading liabilities	832.2	1,196.5	1,381.2	15.4%	66.0%
Hedging derivatives liabilities	115.3	310.6	191.6	-38.3%	66.2%
Customer deposits	174,048.0	212,216.0	217,117.8	2.3%	24.7%
Checking accounts	39,697.1	51,776.4	52,467.3	1.3%	32.2%
Time deposits	76,164.2	86,638.2	88,167.3	1.8%	15.8%
Savings deposits	57,774.6	73,301.6	75,949.0	3.6%	31.5%
Other deposits	412.0	499.8	534.2	6.9%	29.7%
Financial obligations	53,486.9	70,507.1	65,411.8	-7.2%	22.3%
Interbank borrowings and overnight funds	5,721.8	11,004.5	8,364.4	-24.0%	46.2%
Borrowings from banks and others	22,633.3	26,570.5	23,546.5	-11.4%	4.0%
Bonds issued	21,457.1	28,829.1	29,510.9	2.4%	37.5%
Borrowings from development entities	3,674.8	4,103.0	3,990.0	-2.8%	8.6%
Total financial liabilities at amortized cost	227,534.9	282,723.1	282,529.6	-0.1%	24.2%
Legal related	135.2	180.4	199.6	10.7%	47.6%
Other provisions	601.2	729.4	675.0	-7.5%	12.3%
Provisions	736.4	909.8	874.6	-3.9%	18.8%
Current	404.2	267.3	383.3	43.4%	-5.2%
Deferred	2,513.9	2,788.6	2,910.7	4.4%	15.8%
Income tax liabilities	2,918.1	3,055.9	3,293.9	7.8%	12.9%
Employee benefits	1,356.4	1,250.1	1,390.9	11.3%	2.5%
Other liabilities	7,991.2	9,356.6	8,777.9	-6.2%	9.8%
Total liabilities	241,484.5	298,802.7	298,439.8	-0.1%	23.6%

Equity attributable to owners of the parent	19,314.3	19,939.8	20,812.7	4.4%	7.8%
Non-controlling interest	13,048.5	14,221.0	14,612.6	2.8%	12.0%
Total equity	32,362.8	34,160.8	35,425.3	3.7%	9.5%

Total liabilities and equity	273,847.3	332,963.5	333,865.1	0.3%	21.9%

20

Report of 3Q2020 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2019	YTD 2020	Δ	3Q19	2Q20	3Q20	Δ
			2020 vs. 2019				3Q20 vs. 2Q20	3Q20 vs. 3Q19
Interest income
Loan portfolio	13,682.9	14,450.2	5.6%	4,678.3	4,870.0	4,805.4	-1.3%	2.7%
Interests on investments in debt securities	814.2	956.0	17.4%	263.8	330.0	303.4	-8.0%	15.0%
Total interest income	14,497.1	15,406.2	6.3%	4,942.1	5,199.9	5,108.8	-1.8%	3.4%
Interest expense
Checking accounts	315.2	256.5	-18.6%	108.3	81.7	81.2	-0.6%	-25.1%
Time deposits	2,658.4	2,861.2	7.6%	930.9	968.9	944.0	-2.6%	1.4%
Savings deposits	1,110.8	1,201.1	8.1%	374.1	422.4	351.6	-16.8%	-6.0%
Total interest expenses on deposits	4,084.4	4,318.9	5.7%	1,413.4	1,473.0	1,376.7	-6.5%	-2.6%
Interbank borrowings and overnight funds	257.8	246.4	-4.4%	95.9	97.7	64.3	-34.2%	-33.0%
Borrowings from banks and others	775.4	684.8	-11.7%	263.6	242.3	222.2	-8.3%	-15.7%
Bonds issued	887.6	1,144.2	28.9%	305.7	397.8	387.1	-2.7%	26.6%
Borrowings from development entities	101.7	103.5	1.7%	34.3	35.7	29.3	-18.0%	-14.7%
Total interest expenses on financial obligations	2,022.5	2,178.9	7.7%	699.4	773.4	702.8	-9.1%	0.5%
Total interest expense	6,106.9	6,497.8	6.4%	2,112.8	2,246.4	2,079.5	-7.4%	-1.6%
Net interest income	8,390.1	8,908.4	6.2%	2,829.3	2,953.6	3,029.3	2.6%	7.1%
Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	3,163.4	4,358.7	37.8%	1,189.3	1,642.1	1,615.3	-1.6%	35.8%
Other financial assets	(54.8)	71.2	N.A	1.3	43.6	12.8	-70.7%	N.A.
Recovery of charged-off financial assets	(275.6)	(225.1)	-18.3%	(101.8)	(56.0)	(89.4)	59.7%	-12.2%
Net impairment loss on financial assets	2,833.0	4,204.8	48.4%	1,088.8	1,629.6	1,538.7	-5.6%	41.3%
Net interest income, after impairment losses	5,557.1	4,703.6	-15.4%	1,740.5	1,323.9	1,490.7	12.6%	-14.4%
Income from commissions and fees
Banking fees(1)	3,215.7	3,031.7	-5.7%	1,112.6	893.5	1,029.2	15.2%	-7.5%
Trust activities	252.2	251.5	-0.3%	87.1	78.9	91.2	15.6%	4.7%
Pension and severance fund management	836.2	856.4	2.4%	279.6	260.9	287.8	10.3%	2.9%
Bonded warehouse services	120.9	109.4	-9.5%	39.8	35.0	37.8	8.0%	-5.2%
Total income from commissions and fees	4,425.0	4,249.0	-4.0%	1,519.2	1,268.3	1,445.9	14.0%	-4.8%
Expenses from commissions and fees	463.6	541.4	16.8%	164.0	173.7	178.6	2.8%	8.9%
Net income from commissions and fees	3,961.4	3,707.6	-6.4%	1,355.2	1,094.5	1,267.3	15.8%	-6.5%
Income from sales of goods and services	6,382.3	6,259.9	-1.9%	2,381.0	1,528.3	2,268.0	48.4%	-4.7%
Costs and expenses from sales of goods and services	4,546.5	4,452.6	-2.1%	1,719.5	1,288.9	1,533.8	19.0%	-10.8%
Gross profit from sales of goods and services	1,835.8	1,807.3	-1.6%	661.5	239.4	734.2	N.A.	11.0%
Net trading income	798.1	1,208.9	51.5%	481.3	(93.6)	201.3	N.A	-58.2%
Net income from other financial instruments mandatory at FVTPL	162.4	192.7	18.6%	55.2	59.7	59.7	0.0%	8.1%
Other income
Foreign exchange gains (losses), net	(25.2)	(368.3)	N.A.	(207.8)	557.7	221.8	-60.2%	N.A
Net gain on sale of investments and OCI realization	189.9	513.2	170.2%	118.9	106.2	312.7	194.4%	163.1%
Gain on the sale of non-current assets held for sale	18.2	44.0	142.0%	5.6	6.6	8.8	32.8%	57.0%
Income from non-consolidated investment(2)	257.4	246.8	-4.1%	68.3	43.4	55.3	27.5%	-19.0%
Net gains on asset valuations	2.0	(2.9)	N.A	4.8	(1.8)	(4.4)	138.2%	-191.9%
Other income from operations	314.4	295.6	-6.0%	115.1	141.1	85.3	-39.6%	-25.9%
Total other income	756.8	728.4	-3.8%	104.8	853.2	679.5	-20.4%	N.A.
Other expenses
Loss on the sale of non-current assets held for sale	3.6	2.6	-27.1%	1.3	0.4	0.3	-25.3%	-75.0%
Personnel expenses	3,023.9	3,312.8	9.6%	1,061.6	1,088.5	1,137.3	4.5%	7.1%
General and administrative expenses	3,529.7	3,600.4	2.0%	1,293.9	1,172.6	1,206.1	2.9%	-6.8%
Depreciation and amortization	671.7	747.0	11.2%	231.8	249.3	262.6	5.3%	13.2%
Impairment loss on other assets	19.5	5.3	-72.8%	0.4	0.4	1.2	N.A.	N.A.
Other operating expenses	73.2	155.2	112.1%	36.9	110.3	17.9	-83.8%	-51.5%
Total other expenses	7,321.6	7,823.3	6.9%	2,626.0	2,621.6	2,625.4	0.1%	0.0%
Net income before income tax expense	5,749.8	4,525.1	-21.3%	1,772.5	855.6	1,807.2	111.2%	2.0%
Income tax expense	1,667.5	1,296.6	-22.2%	446.5	214.6	565.5	163.5%	26.7%
Net income for the period	4,082.3	3,228.5	-20.9%	1,326.0	641.0	1,241.7	93.7%	-6.4%
Net income for the period attibutable to:
Non-controlling interest	1,763.1	1,514.0	-14.1%	582.8	317.6	550.8	73.4%	-5.5%
Net income attributable to owners of the parent	2,319.3	1,714.5	-26.1%	743.2	323.3	690.9	113.7%	-7.0%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

21

1 3Q20 Consolidated Earnings Results IFRS

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States .. As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

Consolidated key results for the quarter

	COP $tn	3Q19	2Q20	3Q20	3Q20 vs 3Q19	3Q20 vs 2Q20
Balance Sheet	Gross Loans	$ 179.3	$ 209.3	$ 210.0	17.2%	0.4%
	Deposits	$ 174.0	$ 212.2	$ 217.1	24.7%	2.3%
	Deposits/Net Loans	1.00 x	1.04 x	1.07 x	0.07 x	0.03 x
Loan Quality	90 days PDLs / Gross Loans	3.3%	3.0%	3.2%	(5) bps	21 bps
	Allowance/90 days PDLs	1.53 x	1.53 x	1.48 x	-0.06 x	-0.05 x
	Cost of risk	2.5%	3.1%	2.9%	42 bps	(18) bps
Profitability	Net interest margin	5.7%	5.3%	5.1%	(60) bps	(21) bps
	Fee income Ratio	24.7%	21.4%	21.2%	(347) bps	(21) bps
	Efficiency Ratio	47.9%	51.3%	44.0%	(389) bps	(737) bps
	Attributable net income	$ 0.74	$ 0.32	$ 0.69	-7.0%	113.7%
	ROAA	2.0%	0.8%	1.5%	(48) bps	70 bps
	ROAE	15.8%	6.6%	13.6%	(224) bps	700 bps

Key results of the quarter:

- Aval's consolidated assets grew by 22% in the last twelve months to COP 334 trillion.
- Consolidated gross loans grew in the last twelve months to COP 210 trillion, or 17%.
- Consolidated deposits grew by approximately 25% in the last twelve months to COP 217 trillion.
- As a substantial amount of loans that were granted relief came out of the relief period during the third quarter, the 30 days past due loan portfolio deteriorated by 110 basis points, concentrated in the consumer loan portfolio 30 day past due loans, which increased approximately 188 bps
- Aval continues to book the loan provisions necessary to cover the estimated final tally of loans affected by the Covid-19 pandemic; therefore, cost of risk remained high during the quarter at 2.9% when compared to 2.5% during the same quarter of last year.
- As a result of an aggressive cost of funds strategy, NIM on loans during the quarter was 5.8%, unchanged when compared to the previous quarter. However NIM on loans was approximately 60 bps lower than a year before. Total NIM decreased almost 20 bps during the quarter, driven by a 110 bps decrease in NIM on investments.
- As Covid-19 related quarantines in the different countries where Aval operates are beginning to be lifted, gross fee income from banking activities increased more than 15% when compared to the second quarter of 2020; however, this number was still 7.5% lower than a year ago. Consequently, total gross fee Income was up 14% versus the previous quarter and down almost 5% versus a year ago.
- Primarily because of the return to normality in the construction of Corficolombiana's infrastructure projects, income from Aval's non-financial sector operations increased significantly by almost 210% when compared to the first quarter of 2020; this number was also 11% higher versus the same quarter of 2019.
- An aggressive cost containment program resulted in an improvement of Aval's efficiency, on a cost to assets basis, of 10 bps during the quarter and 80 bps when compared to the same quarter during 2019.
- We continue to observe strong funding and liquidity positions, as evidenced by the Deposits/Net Loans ratio of 1.07x and the Cash/Deposits ratio of 18%.
- As a result, net income for the quarter was COP 691 billion (year to date net income of COP 1.71 trillion), ROAA was 1.5% and ROAE was 13.6%.

Gross loans excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures.

3

Grupo AVAL

Key results per region for the quarter

	COP $tn	Colombia					Central America[1]				
		63.7% of Assets					36.3% of Assets				
		3Q19	2Q20	3Q20	3Q20 vs 3Q19	3Q20 vs 2Q20	3Q19	2Q20	3Q20	3Q20 vs 3Q19	3Q20 vs 2Q20
Balance Sheet	Gross Loans	$ 122.1	$ 132.8	$ 131.8	7.9%	-0.7%	$ 57.1	$ 76.5	$ 78.3	37.0%	2.3%
	Deposits	$ 117.7	$ 131.6	$ 132.6	12.7%	0.7%	$ 56.4	$ 80.6	$ 84.5	50.0%	4.9%
	Deposits/Net Loans	1.01 x	1.04 x	1.06 x	0.05 x	0.02 x	0.98 x	1.05 x	1.10 x	0.11 x	0.05 x
Loan Quality	90 days PDLs / Gross Loans	4.0%	4.0%	4.0%	3 bps	(1) bps	1.7%	1.2%	1.9%	14 bps	63 bps
	Allowance/90 days PDLs	1.47 x	1.42 x	1.41 x	-0.06 x	-0.01 x	1.83 x	2.12 x	1.71 x	-0.12 x	-0.41 x
	Cost of risk	2.4%	3.5%	2.9%	47 bps	(60) bps	2.6%	2.3%	2.9%	32 bps	57 bps
Profitability	Net interest margin	5.3%	4.9%	5.0%	(30) bps	5 bps	6.6%	6.0%	5.3%	(137) bps	(73) bps
	Fee income Ratio	20.5%	18.9%	18.1%	(235) bps	(73) bps	33.1%	25.6%	26.8%	(626) bps	117 bps
	Efficiency Ratio	43.7%	47.4%	37.7%	(595) bps	(967) bps	56.1%	57.8%	55.2%	(92) bps	(256) bps
	Attributable net income[2]	$ 0.52	$ 0.16	$ 0.50	-2.6%	216.6%	$ 0.23	$ 0.16	$ 0.19	-17.2%	14.2%
	ROAA	2.1%	0.7%	1.8%	(30) bps	107 bps	1.6%	0.9%	0.9%	(71) bps	5 bps
	ROAE	22.9%	8.5%	22.9%	3 bps	1,444 bps	9.3%	5.4%	6.5%	(280) bps	108 bps

(1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period. **(2)** Attributable net income for Grupo Aval of Ps 690.9 bn for 3Q20 corresponds to the Ps 503.1 bn of our Colombian operation plus Ps 273.2 bn of our Central American operation multiplied by 68.7%, our stake in Banco de Bogotá. **Gross loans** excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. **NS** refers to non-significant figures. Equity for Central America is calculated as LBP multiplied by our 68.7% stake in the company. Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America.

4

Grupo AVAL

5 (4.5%) (3.0%) (8%) (6%) (4%) (2%) 0% 2% Trade balance Current Account Deficit 6.5 3.8 3.9 3.9 3.4 3.1 3.6 1.8 2.2 2.1 1.7 2.4 1.2 1.4 1.2 1.6 2.2 2.4 2.6 2.8 3.1 3.2 3.4 3.4 1.0 - 16.0 - 9.5 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2014 2015 2016 2017 2018 2019 2020 4.5 3.0 2.1 1.4 2.5 3.3 - -17% -13% -9% -5% -1% 3% 7% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Real GDP growth Inflation Colombian Central Bank's Interest rate 1.75% 1.75% - 9.47% Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Macroeconomic context - Colombia ( 1 | 2 ) Oil Exports/Total Exports 2014: 52.8% 2015: 40.4% 2016: 34.0% 2017: 35.0% 2018: 40.2% Source : Banco de la República de Colombia . 2019: 40.4% Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) FY GDP 4.5% 3.0% 2.1% 1.4% 2.5% 3.3% Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 3.86% 0% 2% 4% 6% 8% 10% Dec-14 Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 12-Month inflation Lower target range Upper target range 1.75% Oct - 20: 2018 2019 2018 2019(2.7%) (3.8%) (3.9%) (4.3%)

6 9.1% 8.9% 9.2% 9.4% 9.7% 10.5% 15.0% 9.9% 9.8% 10.0% 10.6% 10.8% 11.2% 17.0% 2014 2015 2016 2017 2018 2019 Sep-20 LTM average national unemployment LTM average urban unemployment Macroeconomic context – Colombia ( 2 | 2 ) Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas. * Last twelve months average from October 2019 to September 2020. 12.9% 13.0% Jan - 20 13.7% 12.8% Jan - 19 Source: Ministry of Finance. Projections start in 2020. Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) * Sep - 19 Sep - 20 Urban 10.1% 18.3% National 10.2% 15.8% Unemployment (%) Colombian Peso Exchange Rate Source: Banco de la República de Colombia. 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 End of Period 2,392.5 2,598.4 2,598.7 3,086.8 3,149.5 3,000.6 2,919.0 2,880.1 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 Quarter Average 2,173.0 2,470.2 2,496.4 2,938.9 3,061.7 3,263.5 2,993.0 2,949.0 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 YTD Average 2,000.7 2,000 2,500 3,000 3,500 4,000 2,746.47 3,053.42 2,951.15 2,956.55 3,282.39 3,701.67 (2.4) (3.0) (4.0) (3.6) (3.1) (2.5) (8.9) (7.6) (2.5) (1.8) (1.2) (1.1) (1.1) (1.1) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (Jun - 2020) Projected fiscal deficit (Nov - 2020)

7 (3%) (1%) 1% 3% 5% 7% Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 CR ES GU HO NI PA Cenam 2.8% 3.4% 5.0% 2.6% 0.3% (0.4%) (2.4%) 3.2% 3.0% 2.1% 3.8% 2.7% 2.4% - 3.9% - 5.9% - 9.0% - 5.5% - 2.0% - 6.6% - 9.0% - 5.5% 3.6% 4.0% 2.3% 4.0% 4.9% 4.0% - 0.5% 2019 2020E 2021E Macroeconomic context – Central America Panamá Nicaragua Costa Rica Honduras Guatemala El Salvador Central America (1) Source: IMF (WEO October 2020); (1) Aggregate growth of all the Central American countries. Source: SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá, Cenam : Central America . Panamá as of April 2020. Source: SECMCA. Source: Bloomberg Regional Exchange Rates (100=12/31/2017) Central Bank’s Interest Rates Growth Outlook – Real GDP Inflation per Country % of total gross portfolio 37.3% 13.6% 5.9% 4.0% 8.7% 3.6% 1.6% 90 100 110 120 130 140 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Colón Quetzal Lempira Córdoba TRM 128.2 104.4 112.8 106.0 106.3 0% 1% 2% 3% 4% 5% 6% 7% Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Costa Rica Guatemala Honduras 3.75% 0.75% 1.75%

8 Net loans and leases Fixed income investments Unconsolidated equity investments Other 61.1 11.3 2.0 25.7 2Q20 60.7 11.7 2.1 25.5 3Q20 63.7 10.4 2.0 23.8 3Q19 Assets Assets Breakdown (%) Total Assets Exc. FX = Growth excluding FX movement of Central American Operations (1) Includes Ps.19.3 trillion of assets of Multi Financial Group. Growth excluding FX and the acquisition would have been 11.0% vs. 3Q19 (2) Net loans and leases include interbank and overnight funds (3) Foreign operations reflect Central American operations (2) (1) Colombian operation (%) Foreign (3) (%) 273.8 333.0 333.9 3Q19 2Q20 3Q20 Y/Y% = 21.9%; Exc. Fx = 17.8% Q/Q% = 0.3%; Exc. Fx = - 0.8% 69.0 31.0 64.2 35.8 36.3 63.7 Figures in Ps. Trillions

9 Loans and receivables Gross loans Gross loans Breakdown % Growth excluding FX movement of Central American Operations (1) Exc. FX = Growth excluding FX movement of Central American Operations (1) Includes Ps. 13.1 trillion of gross loans of Multi Financial Group. Ps. 7.2 trillion of commercial loans, Ps. 3.1 trillion of co nsumer loans and Ps. 2.7 trillion of mortgages loans. Gross loans growth excluding FX and the acquisition would have been 6.1% vs. 3Q19 179.3 209.3 210.0 3Q19 2Q20 3Q20 18.2 12.2 15.1 7.9 - 1.2 2.1 - 2.1 1.0 27.1 - 9.6 19.5 - 9.6 3.1 - 2.8 1.3 - 2.8 55.3% 56.7% 55.8% 33.1% 31.1% 31.7% 11.4% 12.0% 12.4% 0.2% 0.2% 0.2% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit 179.3 209.3 210.0 3Q19 2Q20 3Q20 Y/Y% = 17.2%; Exc. Fx = 13.1% Q/Q% = 0.4%; Exc. Fx = - 0.7% Figures in Ps. Trillions – Excluding interbank and overnight funds

10 Loan portfolio quality Charge offs / Average 90+ PDLs Cost of Risk Quality Coverage 4.55% 4.05% 5.16% 3.26% 3.00% 3.21% 30 days PDLs / Gross loans 90 days PDLs / Gross loans 2.72% 3.20% 3.08% 2.49% 3.10% 2.91% Impairment loss / Average gross loans Impairment loss, net / Average gross loans 1.53x 1.53x 1.48x 1.10x 1.13x 0.92x 5.00% 4.58% 4.74% Allowance / Gross loans Allowance / 90+ PDLs Allowance / 30+ PDLs 0.63x 0.59x 0.86x 3Q19 2Q20 3Q20

11 Loan portfolio quality 30 days past due formation 90 days past due formation (1) (2) 30 days past due loans (1) 90 days past due loans (2) Loans by Stages (%) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days pas t d ue. Figures in Ps. Billions 89.1% 88.0% 85.0% 4.9% 6.5% 9.4% 6.1% 5.5% 5.6% 3Q19 2Q20 3Q20 Stage 3 Stage 2 Stage 1 3Q19 2Q20 3Q20 3Q19 2Q20 3Q20 Commercial 4.26% 4.08% 4.69% 3.67% 3.60% 3.73% Consumer 4.87% 3.80% 5.68% 2.70% 1.96% 2.39% Mortgages 4.78% 4.44% 5.68% 2.71% 2.71% 2.86% Microcredit 17.36% 13.34% 20.58% 13.02% 12.14% 10.78% Total loans 4.55% 4.05% 5.16% 3.26% 3.00% 3.21% 3Q19 4Q19 1Q20 2Q20 3Q20 Initial +30 PDLs 7,716 8,155 7,827 8,353 8,483 New +30 PDLs 1,331 1,502 1,433 1,058 3,749 Charge-offs (892) (1,829) (907) (927) (1,404) Final +30 PDLs 8,155 7,827 8,353 8,483 10,829 3Q19 4Q19 1Q20 2Q20 3Q20 Initial +90 PDLs 5,491 5,846 5,842 6,305 6,271 New +90 PDLs 1,247 1,826 1,371 893 1,870 Charge-offs (892) (1,829) (907) (927) (1,404) Final +90 PDLs 5,846 5,842 6,305 6,271 6,737

12 227.5 282.7 282.5 3Q19 2Q20 3Q20 Deposits Banks and others Bonds issued Interbank borrowings Funding composition (%) 3Q19 2Q20 3Q20 9.7 76.8 10.8 75.1 11.6 76.5 3.0 10.4 3.9 10.2 2.5 9.4 Q/Q% = - 0.1%; Y/Y% = 24.2%; Exc. Fx = 20.2% Exc. Fx = - 1.1% 15.7% 18.9% 18.0% 3Q19 2Q20 3Q20 1.00x 1.04x 1.07x 3Q19 2Q20 3Q20 Funding Cash / Deposits (%) (1) Deposits / Net loans (%) * Deposit composition (%) Exc. FX = Growth excluding FX movement of Central American Operations (1) Includes Ps. 17.1 trillion of funding of Multi Financial Group. Growth excluding FX and the acquisition would have been 12.9% vs . 3Q19 (2) Includes Ps. 11.9 trillion of deposits of Multi Financial Group. Growth excluding FX and the acquisition would have been 13.8 % v s. 3Q19 (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables 174.0 212.2 217.1 3Q19 2Q20 3Q20 Savings accounts Checking accounts Time deposits Others 0.2 24.2 35.0 40.6 Deposit composition (%) 3Q19 2Q20 3Q20 0.2 24.4 34.5 40.8 0.2 22.8 33.2 43.8 Y/Y% = 24.7%; Exc. Fx = 20.4% Q/Q% = 2.3%; Exc. Fx = 1.2% (2) Total deposits Total funding Figures in Ps. Trillions

13 3Q19 2Q20 3Q20 3Q19 2Q20 3Q20 3Q19 2Q20 3Q20 3Q19 2Q20 3Q20 Primary capital (Tier 1) 9.6 9.8 9.7 10.2 8.7 8.4 8.7 7.8 8.8 10.2 11.0 11.0 Solvency Ratio 13.4 12.4 12.7 12.4 10.5 10.5 10.7 9.1 10.4 11.0 11.5 12.3 19.3 19.9 20.8 13.0 14.2 14.6 32.4 34.2 35.4 3Q19 2Q20 3Q20 Attributable equity Minority interest Q/Q% = 3.7% Y/Y% = 9.5% 19.3 19.9 20.8 3Q19 2Q20 3Q20 Q/Q% = 4.4% Y/Y% = 7.8% Total equity / Assets 7.9% 8.9% 10.6% 10.3% 11.8% 7.6% Tangible equity ratio (1) Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) (2) Capital (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles (2) For 2Q20 Total Tier 1: CET1: 8.6% and AT1: 1.1% and for 3Q20 Total Tier 1: CET1 :8.5% and AT1: 1.2% (2)

14 3Q19 2Q20 3Q20 3Q20 / 3Q19 3Q20 / 2Q20 3.0 3.3 3.2 8.7% -0.9% 5.68% 5.29% 5.08% 3Q19 2Q20 3Q20 2.95% 3.26% 3.78% Cost of funds NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) Net Interest Income (1) (Trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 4.9% for 3Q20 , 5.0% for 2Q20 and 5.6% for 3Q19. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 6.35% 5.79% 5.79% 3Q19 2Q20 3Q20 Avg. Yield on loans 10.37% 9.42% 9.05% 2.33% 2.88% 1.78% 3Q19 2Q20 3Q20 Avg. Yield on fixed income and interbank & overnight funds 5.04% 6.51% 6.35%

Fees and other operating income

Figures in Ps. Billions

Gross fee income

Y/Y% = -4.8% Exc. Fx = -9.3%

Q/Q% = 14.0%; Exc. Fx = 15.3%



1,519.2
2.6%
18.4%
5.7%
73.2%
1,268.3
2.8%
20.6%
6.2%
70.5%
1,445.9
2.6%
19.9%
6.3%
71.2%
3Q19
2Q20
3Q20

	Y/Y%	Y/Y% Exc. Fx	Q/Q%	Q/Q% Exc. Fx
Banking fees	-7.5	-13.3	15.2	17.0
Trust activities	4.7	4.7	15.6	15.6
Pension fees	2.9	2.5	10.3	10.4
Other	-5.2	-5.2	8.0	8.0

% Growth excluding FX movement of Central American Operations

Non-financial sector (1)

	3Q19	2Q20	3Q20
Energy & gas	193	145	194
Infrastructure	551	193	637
Hotels	8	-20	-16
Agribusiness	-1	3	5
Other (2)	-90	-82	-86
Total	**661**	**239**	**734**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	3Q19	2Q20	3Q20
Foreign exchange gains (losses), net	-208	558	222
Net income (loss) on financial derivatives	250	-364	-50
Other trading income on derivatives	78	-46	39
Derivatives and foreign exchange gains (losses), net (1)	120	147	212
Gains on valuation of assets	5	-2	-4
Net income from other financial instruments mandatory at FVTPL	55	60	60
Net gain on sale of investments and OCI realization	119	106	313
Gain on the sale of non-current assets held for sale	6	7	9
Income from non-consolidated investments(2)	68	43	55
Other income from operations	115	141	85
Total other income from operations	**488**	**503**	**729**

Exc. FX = Growth excluding FX movement of Central American Operations
(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

15

Grupo AVAL

16 3.9% 3.2% 3.1% 3Q19 2Q20 3Q20 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income Cost to assets Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 47.9% 51.3% 44.0% 3Q19 2Q20 3Q20

17 Profitability Figures in Ps. Billions Net income attributable to controlling interest ROAA (1) ROAE (2) (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity 743.2 323.4 690.9 3Q19 2Q20 3Q20 EPS $31.0 $14.5 $33.4 2.0% 0.8% 1.5% 3Q19 2Q20 3Q20 15.8% 6.6% 13.6% 3Q19 2Q20 3Q20

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2020

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel